Via Facsimile and U.S. Mail
Mail Stop 6010

November 28, 2006

Stuart Grant
Chief Financial Officer
Serono SA
15 bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland

Re: Serono SA
**   Form 20-F for Fiscal Year Ended December 31, 2005**
**   Filed February 28, 2006**
**   File No. 001-15096**

Dear Mr. Grant:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief